FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated July 18, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the second quarter of 2014.

2.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2014 (attached as Exhibit 99.2 hereto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 18, 2014

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, President

3

SEK

Interim Report 2 2014

First six months of 2014

•                  New lending amounted to Skr 29.4 billion (1H13: Skr 38.1 billion)

•                  Net interest revenues amounted to Skr 720.2 million (1H13: Skr 813.1 million)

•                  Operating profit amounted to Skr 836.1 million (1H13: Skr 105.0 million)

•                  Net profit (after taxes) amounted to Skr 649.2 million (1H13: Skr 78.4 million)

•                  Return on equity amounted to 8.5 percent (1H13: 1.1 percent)

•                  Operating profit excluding net results of financial transactions amounted to Skr 454.5 million (1H13: Skr 542.9 million)

•                  The outstanding volume of offers for loans at the end of the period amounted to Skr 61.7 billion (Skr 65.5 billion at year-end 2013)

•                  The Common Equity Tier 1 capital ratio was 17.1 percent at the end of the period according to CRR (Capital Requirements Regulation) (19.5 percent at year-end 2013 according to Basel II)

•                  Basic and diluted earnings per share amounted to Skr 162.7 (1H13: Skr 19.7)

Second quarter 2014

•                  New lending amounted to Skr 10.8 billion (2Q13: Skr 13.3 billion)

•                  Net interest revenues amounted to Skr 367.9 million (2Q13: Skr 385.6 million)

•                  Operating profit amounted to Skr 318.3 million (2Q13: Skr -107.3 million)

•                  Net profit (after taxes) amounted to Skr 247.1 million (2Q13: Skr -85.3 million)

•                  Operating profit excluding net results of financial transactions amounted to Skr 246.4 million (2Q13: Skr 244.3 million)

•                  Basic and diluted earnings per share amounted to Skr 61.9 (2Q13: Skr -21.4)

2014 For the period 01/01/14 – 30/06/14 Download the report at www.sek.se

Statement by the President — Catrin Fransson

SEK plays important role for long-term and sustainable financing

Weak international demand combined with a strong krona following the financial crisis has had a negative impact on Swedish exports. However, at the end of 2013 there was a modest upturn in export sales, and 2014 has seen more positive signs. Exports in the first quarter of this year were up three percent over the same period last year.

We believe that conditions are in place for improved international demand: the eurozone countries that are so important for the Swedish export industry have returned to positive growth. The difference in the rate of growth between the US and the eurozone, however, is significant. While the US is gradually tapering its bond-buying, the European Central Bank (ECB) has indicated new stimulus measures. The risks of setbacks in the global economy should still not be underestimated, with geopolitical risks in particular having increased this year.

SEK’s Export Credit Trends Survey in June 2014 showed that the exporting companies generally remain cautious in investing and both large businesses and small and medium exporting enterprises (SMEs) have opted to bolster their financial positions during the period by increasing liquidity and cutting debt. Access to financing is considered strong by major exporters, while SMEs report inferior access to financing. The exporting companies no longer view the krona’s exchange rate as a disadvantage and the cost of financing has been positively affected by lower interest rate levels.

Notwithstanding strong corporate access to the capital markets, in the current situation the demand for finance from SEK has been at a relatively high level. The volume of corporate lending  increased slightly, while the volume of financing to the Swedish exporters’ customers, end-customer finance, decreased to a more normal level relative to 2013. Net interest income is lower for the first half of 2014 compared to the same period in the previous year, which is due to the fact that structured borrowing was redeemed early and has been replaced by simpler loan structures with higher funding costs, and because the margins for liquidity placements have declined.

During my first few months as President of SEK, I have had the opportunity to meet many of our clients. I want to understand the expectations that our clients have of our work and what aspects of our business they feel we can enhance. The overall impression I have gained from these meetings is that our clients are very satisfied and that SEK plays a vital role in supporting the export sector with long-term, sustainable financing. This view is echoed by our client survey, with the Client Satisfaction Index (CSI) rising from 86 two years ago to a current figure of 92. It’s also pleasing to see that the company has such attractive funding options, such as the issue in June of a USD one billion bond, which was well received by the market and issued on attractive terms.

For SEK, which provides long-term international financing and always endeavors to establish lasting client relationships, sustainability issues are central to what we do. We are constantly working on developing our sustainability work. It was therefore particularly heartening that in May 2014 the Swedish Institute of Authorized Public Accountants (FAR) awarded SEK’s 2013 Sustainability Report second prize in its ranking of Sweden’s best sustainability reports.

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Unaudited (except for Jan-Dec, 2013)

Skr mn (if not mentioned otherwise)	Apr-Jun 2014	Jan-Mar 2014	Apr-Jun 2013	Jan-Jun 2014	Jan-Jun 2013	Jan-Dec 2013
Results
Net interest revenues	367.9	352.3	385.6	720.2	813.1	1,554.8
Operating profit	318.3	517.8	-107.3	836.1	105.0	1,408.1
Net profit (after taxes)	247.1	402.1	-85.3	649.2	78.4	1,090.1
After-tax return on equity(1)	6.4%	10.6%	-2.4%	8.5%	1.1%	7.4%

Operating profit excl. net results of financial transactions	246.4	208.1	244.3	454.5	542.9	999.7

After-tax return on equity excl. net results of financial transactions(2)	4.9%	4.2%	5.3%	4.6%	5.9%	5.3%

Basic and diluted earnings per share (Skr)(3)	61.9	100.8	-21.4	162.7	19.7	273.2

Customer financing
New financial transactions with customers(4)	10,835	18,565	13,261	29,400	38,068	55,701
of which corporate lending	5,053	6,871	6,433	11,924	10,704	16,685
of which end-customer financing	5,782	11,694	6,828	17,476	27,364	39,016
Loans, outstanding and undisbursed(5)	223,880	224,111	232,353	223,880	232,353	221,958
Volume of outstanding offers of lending(6)	61,675	56,639	49,537	61,675	49,537	65,549
of which binding offers	31,984	31,141	34,102	31,984	34,102	35,083
of which non-binding offers	29,691	25,498	15,435	29,691	15,435	30,466

Borrowing
New long-term borrowings(7)	17,256	13,066	28,355	30,322	54,230	95,169
Outstanding senior debt	283,228	277,445	269,443	283,228	269,443	269,216
Outstanding subordinated debt	1,696	1,607	2,830	1,696	2,830	1,607

Statement of financial position
Total assets	315,598	312,372	306,094	315,598	306,094	306,554
Total liabilities	299,981	296,876	292,090	299,981	292,090	291,564
Total equity	15,617	15,496	14,004	15,617	14,004	14,990

Capital
Common Equity Tier-1 capital ratio(8)	17.1%	16.9%	19.9%	17.1%	19.9%	19.5%
Tier-1 capital ratio(9)	17.1%	16.9%	23.2%	17.1%	23.2%	19.5%
Total capital ratio(10)	19.1%	18.9%	23.3%	19.1%	23.3%	21.8%

(1)Net profit (after taxes), expressed as a percentage per annum of current year´s average equity.

(2)Net profit (after taxes), excluding net results of financial transactions, expressed as a percentage per annum of current year´s average equity.

(3)Net profit (after taxes) divided by average number of shares, which amounts to 3,990,000 for each period.

(4)New customer financing includes all new accepted loans, regardless of maturities.

(5)Loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These measures reflect what management believes to be SEK’s real lending. SEK considers these amounts to be useful measurements of SEK’s credit/lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 4).

(6)SEK uses a method of providing offers where binding or non-binding offers are offered. Binding offers are included in commitments.

(7)New borrowing with maturities exceeding one year.

(8)Common Equity Tier-1 capital ratio excludes adjustments for valid transitional rules regarding required minimum capital. The figures for 2014 are calculated according to CRR and the figures for 2013 are calculated according to Basel II, Pillar 1. See Note 11, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

(9)Tier-1 capital ratio expressed as a percentage of risk-weighted assets in accordance with CRR, excluding adjustments for valid transitional rules regarding required minimum capital. The figures for 2013 are calculated according to Basel II, Pillar 1. See Note 11, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

(10)Total capital ratio expressed as a percentage of risk-weighted assets in accordance with CRR, excluding adjustments for valid transitional rules regarding required minimum capital. The figures for 2013 are calculated according to Basel II, Pillar 1. See Note 11, “Capital Adequacy”, in this report for a complete description of the calculation of required minimum capital during the transitional period.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote Aktiebolaget Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts , refer to those at June 30, 2014 and December 31, 2013, and in matters concerning flows, the six month period ended on June 30, 2014. Amounts  within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

Aktiebolaget Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Business operations

High levels of new lending despite increased risk appetite among banks

SEK's lending to Swedish exporters and their customers during the first half of 2014 amounted to Skr 29.4 billion (1H13: Skr 38.1 billion). Demand for financing from SEK has been good, although volumes were not as high as during the first half of 2013 when the level of end-customer finance was unusually high. The levels of the new end-customer finance in the first half of 2014 amounted to Skr 17.5 billion (1H13: Skr 27.4 billion). The volume of new corporate lending amounted to Skr 11.9 billion (1H13: Skr 10.7 billion).

The risk appetite of banks has been high in the first half of 2014, which has led to greater competition in the market and greater pressure on margins. Despite the increased risk appetite and activity among banks, clients are seeking financing from SEK. This is partly due to a growing need for financing of export orders. According to SEK’s Export Credit Trends Survey, a growing proportion of those businesses asked say they have had a greater need of export finance over the past six months. The index value measuring the major companies’ export financing needs has risen to 58 from 54. In the first six months of 2014, SEK gained six new clients, which is a relatively large number in relation to SEK’s customer base that today primarily consists of the 100 largest Swedish export companies.

New customer financing

(Skr bn)

New customer financing

Skr bn	Jan-Jun 2014	Jan-Jun 2013	Jan-Dec 2013
Customer financing of which:
- End-customer finance(1)	17.5	27.4	39.0
- Corporate lending(1)	11.9	10.7	16.7
Total	29.4	38.1	55.7

(1)Of which Skr 9.1 billion (2Q13:  Skr 13.4 billion, year-end 2013: Skr 12.1 billion) had not been disbursed at period end. Skr 8.7  billion was attributable to End-customer finance and Skr 0.4 billion to Corporate lending.

New customer financing by sector

New borrowing

Long-term borrowing (Skr bn)

SEK has during the past quarter  also financed Eltel Networks AB’s  largest ever contract, relating to the construction of a power grid in Zambia. The financing, which was arranged by Nordea Bank AB and Standard Bank of South Africa, comprises an EKN-insured export credit of USD 134 million. Transactions over the past quarter have also included Skr 570 million in financing provided to Boliden AB. We have also provided financing for Duni AB (publ) (“Duni”), which is a new client for SEK. The loan is part of Duni’s strategy to diversify its sources of borrowing. We have so far in 2014 been awarded six awards, including “Deal of the Year”, among others, for innovative structures in our lending. Prizes will be awarded by the trade journals Trade Finance Magazine and Global Trade Review magazine.(1)

The total volume of outstanding and agreed but undisbursed loans amounted to Skr 223.9 billion at the end of the first half of 2014 (year-end 2013: Skr 222.0 billion). The total volume of outstanding offers for lending amounted to Skr 61.7 billion at the end of the period (year-end 2013: Skr 65.5 billion).

SEK’s volumes of new borrowing in the first half of 2014 amounted to the equivalent of approximately Skr 30.3 billion (1H 2013: Skr 54.2 billion). The high volumes in 2013 were due to SEK having approximately double the volume of early redemptions of own bonds compared with a normal year. The repurchase of own debt for the first six months of this year amounted to Skr 1.3 billion (1H 2013: Skr 4.9 billion) and early redemption of borrowing amounted to Skr 3.6 billion (1H 2013: Skr 24.9 billion) during this period. In June, SEK issued a 5-year USD 1 billion global bond, which was well received by the market and purchased by investors around the world. The market has generally been highly liquid in the first six months of this year. SEK’s funding has taken place in a total of 16 different currencies across a number of different geographic markets. The largest volumes of borrowing took place in North America and Japan, but SEK has also had relatively large volumes of new borrowing in Europe, excluding the Nordic countries.

SEK’s market for new lending, first six months of 2014

SEK’s markets for new funding, first six months of 2014

(1)  It is the arranging banks that nominate various deals and the Swedish export credit system has been acknowledged with many awards this year. There are four awards for export credits for purchases from Ericsson AB to Saudi Arabia, Nigeria and Spain, and two awards for the financing of supplies from Voith Hydro AB at a hydroelectric plant in Angola. The jury highlighted innovative structures such as Islamic Murabaha financing linked to the CIRR in the deal with Saudi Arabia, the structure including a finance guarantee from MIGA for financing a hydroelectric plant in Angola.

Comments on the consolidated financial accounts

January — June 2014

Operating profit

Operating profit amounted to Skr 836.1 million (1H13: Skr 105.0 million), an increase of approximately 700 percent compared to the same period in the previous year. The increase was mainly attributable to net results of financial transactions, which amounted to Skr 381.6 million (1H13: Skr -437.9 million), the impact of which was partly offset by a decrease in net interest revenues.

Operating profit, excluding net results of financial transactions, amounted to Skr 454.5 million (1H13: Skr 542.9 million), a decrease of 16.3 percent compared to the same period in the previous year. The decrease was mainly attributable to lower net interest revenue due to higher funding costs.

Net interest revenues

Net interest revenues amounted to Skr 720.2 million (1H13: Skr 813.1 million), a decrease of 11.4 percent compared to the same period in the previous year. The decrease was mainly attributable to higher funding costs in the prior period related to a higher proportion of structured borrowing that was redeemed early during 2013. This structured borrowing has mainly been replaced with plain vanilla borrowings, which leads to higher funding costs.

During the first six months of 2014, the margins in the liquidity portfolio decreased due to the new regulations (CRR) requiring a higher proportion to be invested in securities with short maturities and high marketability, compared with SEK’s previous strategy of matching its liquidity investments with liquidity needs.

The average margin on debt-financed interest-bearing assets amounted to 40 basis points per annum (1H13: 48 basis points), a decrease in absolute terms of 8 basis points, or in relative terms of 16.7 percent compared to the same period in the previous year.

Debt-financed interest-bearing assets increased and amounted on average to Skr 266.6 billion (1H13: Skr 256.7 billion), an increase of 3.9 percent. The increase was both in the lending portfolio and in the liquidity placements, due to higher levels of business activity.

Net results of financial transactions

The net results of financial transactions amounted to Skr 381.6 million (1H13: Skr -437.9 million). The improved result was mainly due to realized results from the settlement of the litigation with Lehman Brothers (see the paragraph directly below) and realized results from the early redemption of loans and own debts and that in the corresponding period in the previous year the result was mainly due to negative changes in fair value mainly attributable to changes in basis spread and methodology improvements.

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. After negotiations between the parties, the dispute was finally settled by SEK and LBF on June 26, 2014, which affected Net results of financial transactions positively by approximately Skr 290 million. See note 10 to the Financial Statements included herein.

SEK’s general business model is to keep financial instruments measured at fair value to maturity. The unrealized fair value changes that arise, mainly attributable to changes in credit spreads on SEK’s own debt and basis spread, are recognized in Net results of financial transactions and will, over time, not affect the result as the changes in unrealized market value will return to zero if the instruments is held to maturity. Realized gains and losses will occur if SEK repurchases own debt or if lending is prematurely terminated and related hedging instruments are closed out.

Administrative expenses

Administrative expenses (which includes personnel expenses, other expenses and depreciation) totaled Skr -259.4 million (1H13: Skr -253.4 million), an increase of 2.4 percent compared to the same period in the previous year. The increase was mainly due to an increase in personnel expenses.

—Personnel expenses

Personnel expenses totaled Skr -149.3 million (1H13: Skr -143.2 million) an increase of 4.3 percent compared to the same period in the previous year. The increase in personnel expenses was due to personnel reinforcements instead of external consultants and the annual salary adjustments.

No estimated cost for the general personnel incentive system was required to be recorded (1H13: Skr - million). The outcome of the general personnel incentive system is based on net interest revenues and net commissions less costs, and may not exceed two months’ salary. Executive Directors are not covered by the incentive system.

Peter Yngwe has left his position as CEO as of April 28, 2014, at the time of SEK’s Annual General Meeting in accordance with the Board of Directors’ decision. Peter Yngwe will receive a severance package in an agreement according to the Swedish state’s guidelines for leading officials, corresponding to 18 months’ salary. The cost of this package was expensed during the last six months of 2013 and totaled Skr 8.4 million, including employer’s contribution. Severance pay is paid monthly and deduction is made in the event of other income. Catrin Fransson started her employment in SEK on April 1, 2014 for SEK introduction. She assumed her position as CEO at the time of SEK’s Annual General Meeting in April 2014. Catrin Fransson’s terms of employment follow the state’s guidelines for leading officials.

—Other expenses

Other expenses amounted to Skr -88.4 million (1H13: Skr -92.8 million), a decrease of 4.7 percent compared to the same period in the previous year. The decrease in other expenses is mainly due to cost-reducing actions that have been taken through the reduction of the number of consultants and their replacement with employed staff.

—Depreciation of non-financial assets

Depreciation totaled Skr -21.7 million (1H13: Skr -17.4 million), an increase of 24.7 percent. The increase was mainly due to an increased depreciation base for IT development-projects.

Net credit losses

Net credit losses for the first six months of 2014 amounted to Skr -2.3 million (1H13: Skr -14.7 million). During the first six months of 2014, an additional provision of Skr -20.0 million was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) (1H13: Skr -20.0 million). After this provision, the reserve amounts to Skr 230.0 million (year-end 2013: Skr 210.0 million). The increase of the reserve is mainly attributable to corporate exposures with lower ratings. The provision was partly offset by a reversed reserve related to one of the two Collateralized Debt Obligations (“CDOs”) which was impaired previously due to a dramatically downgraded rating. The CDO has been liquidated and SEK has received a final settlement (See Note 3 and 12).

Other comprehensive income

Other comprehensive income before tax amounted to Skr 390.5 million (1H13: Skr -309.9 million). Skr 390.5 million (1H13: Skr -364.7 million) of the total was attributable to items to be reclassified to operating profit and Skr 0.0 million (1H13: Skr 54.8 million) was attributable to items not to be reclassified to operating profit.

For items to be reclassified to operating profit Skr 32.8 million (1H13: Skr 11.2 million) was related to available-for-sale securities and Skr 357.7 million (1H13: Skr -375.9 million) was due to other comprehensive income effects related to cash flow hedges. The changes related to cash flow hedges were mainly due to changes in interest rates which have been offset by the reclassification from other comprehensive income to net interest revenues in operating profit.

After-tax return on equity

After-tax return on equity amounted to 8.5 percent (1H13: 1.1 percent). After-tax return on equity, not reflecting net results of financial transactions, amounted to 4.6 percent (1H13: 5.9 percent).

Second quarter of 2014

Operating profit

Operating profit for the second quarter amounted to Skr 318.3 million (2Q13: Skr -107.3 million). The increase compared to the same period in the previous year was mainly due to realized results in net results of financial transactions.

Operating profit, excluding net results of financial transactions, amounted to Skr 246.4 million (2Q13: Skr 244.3 million), an increase of 0.9 percent compared to the same period in the previous year. The increase was mainly attributable to lower reserves related to credit losses which have been largely offset by somewhat lower net interest revenue.

Net interest revenues

Net interest revenues for the second quarter amounted to Skr 367.9 million (2Q13: Skr 385.6 million), a decrease of 4.6 percent compared to the same period in 2013. The decrease was mainly due to decreasing margins and also a decrease in net interest revenues due to lower average volumes. New regulations (CRR) concerning liquidity investments have also affected the margin negatively.

The average margin on debt-financed assets for the second quarter of 2014 amounted to 40 basis points per annum (2Q13: 45 basis points), a decrease in absolute terms of 5 basis points, or in relative terms of 11.1 percent compared to the same period in the previous year.

The average volume of debt-financed assets amounted to Skr 269.7 billion (2Q13: Skr 256.1 billion) during the second quarter of 2014, an increase of 5.3 percent compared to the same period in the previous year.

Net results of financial transactions

The net results of financial transactions for the second quarter 2014 amounted to Skr 71.9 million (2Q13: Skr -351.6 million). The increase in the result was mainly attributable to realized results from the settlement of the litigation with Lehman Brothers (see the paragraph directly below) which was partly offset by negative changes in fair value due to credit spread on own debt. The corresponding period in the previous year was affected by negative changes in fair value due to methodology improvements attributable to fair value of funding.

In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. After negotiations between the parties, the dispute was finally settled by SEK and LBF on June 26, 2014, which affected the result positively by approximately Skr 290 million. See Note 10 to the Financial Statements included herein.

Administrative expenses

Administrative expenses (which includes personnel expenses, other expenses and depreciation) totaled Skr -130.6 million for the second quarter (2Q13: Skr -123.4 million), an increase of 5.8 percent. This was mainly due to an increase of other expenses.

—Personnel expenses

Personnel expenses for the second quarter amounted to Skr -75.1 million (2Q13: Skr -73.8 million) an increase of 1.8 percent compared to the same period in the previous year. The increase was mainly due to increased salary adjustments and personnel reinforcements. No estimated cost for the general personnel incentive system was required to be recorded (2Q13: Skr - million).

—Other expenses

Other expenses amounted to Skr -44.8 million (2Q13: Skr -40.7 million) an increase of 10.1 percent compared to the same period in the previous year. The increase is mainly attributable to costs for new regulations.

—Depreciation of non-financial assets

Depreciation for the second quarter of 2014 totaled Skr -10.7 million (2Q13: Skr -8.9 million). The increase was mainly due to an increased depreciation base of  IT development-projects.

Net credit losses

Net credit losses for the second quarter of 2014 amounted to Skr 12.1 million (2Q13: Skr -17.0 million). No additional provision was made to the portfolio based reserve (i.e. the reserve not attributable to a specific counterparty) (2Q13: Skr -20.0 million). During the second quarter SEK received final settlement related to one of the two CDOs which was impaired previously due to a dramatically downgraded rating. This settlement caused a positive effect. (See Note 3 and 12).

Other comprehensive income

Other comprehensive income before tax amounted to Skr 257.3 million (2Q13: Skr -168.0 million), all attributable to items to be reclassified to operating profit. For items to be reclassified to operating profit Skr 45.5 million (2Q13: Skr 34.1 million) was related to changes in value of available-for-sale securities and Skr 211.8 million (2Q13: Skr -202.1 million) was due to other comprehensive income related to cash flow hedges.

The changes in fair value related to available-for-sale securities were due to decreased credit spreads on corporate bonds, which are a part of liquidity placements. The changes in fair value related to cash flow hedges were mainly due to changes in interest rates which were offset by the reclassification from other comprehensive income to net interest revenues, which negatively affected the fair value.

Statement of Financial Position

Total assets and liquidity placement

SEK’s total assets amounted to Skr 315.6 billion on June 30, 2014, an increase of 2.9 percent from year-end 2013 (year-end 2013: Skr 306.6 billion). The increase was attributable to an increase in both the lending portfolio and the liquidity placements.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 223.9 billion as of June 30, 2014 (year-end 2013: Skr 222.0 billion), an increase of 0.9 percent from year-end 2013. Of the total amount at June 30, 2014, Skr 205.5 billion represented outstanding loans, an increase of 2.0 percent from year-end 2013 (year-end 2013: Skr 201.5 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 44.9 billion (year-end 2013: Skr 43.2 billion), representing an increase of 3.9 percent from year-end 2013.

As of June 30, 2014, the aggregate amount of outstanding offers amounted to Skr 61.7 billion, a decrease of 5.8 percent since year-end 2013 (year-end 2013: Skr 65.5 billion). Skr 54.2 billion (year-end 2013: Skr 56.5 billion) of outstanding offers derived from the S-system. Binding offers are included in commitments. Skr 32.0 billion (year-end 2013: Skr 35.1 billion) of outstanding offers are binding offers and Skr 29.7 billion (year-end 2013: Skr 30.5 billion) are non-binding offers.

There has been no major change in the composition of SEK’s counterparty exposure during the first six months of 2014, although the exposure to states has decreased somewhat and the exposure to financial institutions and regional governments has increased somewhat in its proportion. Of the total counterparty exposure at June 30, 2014, 47.6 percent (year-end 2013: 50.8 percent) was to states and government export credit agencies; 20.7 percent (year-end 2013: 19.8 percent) was to multilateral development banks and financial institutions; 22.1 percent (year-end 2013: 21.3 percent) was to companies; 7.6 percent (year-end 2013: 5.8 percent) was to regional governments; and 2.0 percent (year-end 2013: 2.3 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets because most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12.

Liabilities and equity

As of June 30, 2014, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. As a result, SEK considers all of its outstanding commitments to be covered through maturity. In December 2013, the Swedish parliament decided that the credit facility with the Swedish National Debt Office for 2014 should amount to Skr 80 billion and only be available for loans covered by the State’s export credit support (CIRR). During 2013, SEK had a Skr 100 billion credit facility. The Swedish parliament has also reauthorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. SEK has not yet utilized the credit facility or its ability to purchase state guarantees.

Capital adequacy

SEK’s capital ratio calculated according to the Capital Requirements Regulation (CRR), which came into force on January 1, 2014, was 19.1 percent as of June 30, 2014 (year-end 2013 under Basel II: 21.8 percent) of which 17.1 percent was related to Tier-1 capital (year-end 2013 under Basel II: 19.5 percent). The Common Equity Tier-1 capital ratio was 17.1 percent (year-end 2013 under Basel II: 19.5 percent). The comparative figures as of December 31, 2013 are presented according to Basel II, Pillar 1, which was the relevant standard at the time. The decrease in capital ratios following the change was mainly due to the CRR imposing more stringent capital requirements regarding exposures to financial institutions. See note 11 for further information regarding capital adequacy.

Risk factors

SEK’s future development is based on a number of factors, some of which are difficult to predict and are beyond the company’s control. SEK believes that as of the date of this report none of these factors has been significantly changed since year-end 2013 and no new risk factors have developed since that date which are expected to have a negative impact on the future of the company. See the Risk and Capital Management section in SEK’s Annual Report 2013 and the Risk Factor section of our Annual Report on Form 20-F for a more detailed description of risk factors.

Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Consolidated Statement of Comprehensive Income

Unaudited (except for Jan-Dec, 2013)

Skr mn	Note	Apr-Jun, 2014	Jan-Mar, 2014	Apr-Jun, 2013	Jan-Jun, 2014	Jan-Jun, 2013	Jan-Dec, 2013
Interest revenues		1,005.6	987.9	1,024.3	1,993.5	2,081.7	4,157.6
Interest expenses		-637.7	-635.6	-638.7	-1,273.3	-1,268.6	-2,602.8
Net interest revenues		367.9	352.3	385.6	720.2	813.1	1,554.8

Commissions earned		-0.3	1.1	4.1	0.8	6.1	8.7
Commissions incurred		-2.8	-2.1	-5.0	-4.9	-8.2	-13.8
Net results of financial transactions	2	71.9	309.7	-351.6	381.6	-437.9	408.4
Operating income		436.7	661.0	33.1	1,097.7	373.1	1,958.1

Personnel expenses		-75.1	-74.2	-73.8	-149.3	-143.2	-290.1
Other expenses		-44.8	-43.6	-40.7	-88.4	-92.8	-185.4
Depreciations and amortizations of non-financial assets		-10.7	-11.0	-8.9	-21.7	-17.4	-35.8
Net credit losses	3	12.1	-14.4	-17.0	-2.3	-14.7	-38.7
Operating profit		318.3	517.8	-107.3	836.1	105.0	1,408.1

Taxes		-71.2	-115.7	22.0	-186.9	-26.6	-318.0
Net profit (after taxes)(i)		247.1	402.1	-85.3	649.2	78.4	1,090.1

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		45.5	-12.7	34.1	32.8	11.2	3.9
Derivatives in cash flow hedges		211.8	145.9	-202.1	357.7	-375.9	-406.7
Tax on items to be reclassified to profit or loss		-56.6	-29.3	37.0	-85.9	80.2	88.6
Net items to be reclassified to profit or loss		200.7	103.9	-131.0	304.6	-284.5	-314.2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans		0.0	0.0	0.0	0.0	54.8	60.8
Tax on items not to be reclassified to profit or loss		0.0	0.0	0.0	0.0	-12.1	-13.4
Net items not to be reclassified to profit or loss		0.0	0.0	0.0	0.0	42.7	47.4

Total other comprehensive income		200.7	103.9	-131.0	304.6	-241.8	-266.8

Total comprehensive income(i)		447.8	506.0	-216.3	953.8	-163.4	823.3

(i) The entire profit is attributable to the shareholder of the Parent Company.

Skr	Apr-Jun 2014	Jan-Mar 2014	Apr-Jun 2013	Jan-Jun 2014	Jan-Jun 2013	Jan-Dec, 2013
Basic and diluted earnings per share(ii)	61.9	100.8	-21.4	162.7	19.7	273.2

(ii) Net profit (after taxes) divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position

Unaudited (except for Jan-Dec, 2013)

Skr mn	Note	June 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	4, 5, 6	8,269.6	8,337.3
Treasuries/government bonds	4, 5, 6	4,445.0	4,594.8
Other interest-bearing securities except loans	3, 4, 5, 6	75,572.4	64,151.1
Loans in the form of interest-bearing securities	4, 5, 6	56,709.4	60,957.7
Loans to credit institutions	3, 4, 5, 6	18,316.9	24,819.1
Loans to the public	3, 4, 5, 6	133,566.4	125,552.9
Derivatives	5, 6, 7	15,008.6	14,227.9
Property, plant, equipment and intangible assets		150.5	150.2
Other assets		1,209.2	1,039.3
Prepaid expenses and accrued revenues		2,350.0	2,723.6
Total assets		315,598.0	306,553.9

Liabilities and equity
Borrowing from credit institutions	5, 6	8,779.0	8,256.1
Borrowing from the public	5, 6	61.0	59.3
Senior securities issued	5, 6	274,387.9	260,900.4
Derivatives	5, 6, 7	11,578.4	16,788.0
Other liabilities		592.4	785.5
Accrued expenses and prepaid revenues		2,081.4	2,432.8
Deferred tax liabilities		766.4	682.8
Provisions		38.1	51.8
Subordinated securities issued	5, 6	1,696.4	1,606.9
Total liabilities		299,981.0	291,563.6

Share capital		3,990.0	3,990.0
Reserves		440.4	135.7
Retained earnings		11,186.6	10,864.6
Total equity		15,617.0	14,990.3

Total liabilities and equity		315,598.0	306,553.9

Collateral provided etc.
Cash collateral under the security agreements for derivative contracts		3,061.5	6,945.8
Interest-bearing securities
Subject to lending		113.7	160.0

Contingent assets and liabilities	10	0.9	1.0

Commitments
Committed undisbursed loans		18,349.2	20,480.2
Binding offers		31,984.0	35,083.0

Consolidated Statement of Changes in Equity in Summary

Unaudited (except for Jan-Dec, 2013)

			Reserves
Skr mn	Equity	Share capital(1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2013	14,379.6	3,990.0	469.2	-19.3	9,939.7
Net profit Jan-Jun, 2013	78.4				78.4
Other comprehensive income Jan-Jun, 2013 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	11.2			11.2
Derivatives in cash flow hedges	-375.9		-375.9
Tax on items to be reclassified to profit or loss	80.2		82.7	-2.5
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	54.8				54.8
Tax on items not to be reclassified to profit or loss	-12.1				-12.1
Total other comprehensive income Jan-Jun, 2013	-241.8		-293.2	8.7	42.7
Total comprehensive income Jan-Jun, 2013	-163.4		-293.2	8.7	121.1
Dividend	-212.6				-212.6
Closing balance of equity June 30, 2013(2)	14,003.7	3,990.0	176.0	-10.5	9,848.2
Opening balance of equity January 1, 2013	14,379.6	3,990.0	469.2	-19.3	9,939.7
Net profit Jan-Dec, 2013	1,090.1				1,090.1
Other comprehensive income Jan-Dec, 2013 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	3.9			3.9
Derivatives in cash flow hedges	-406.7		-406.7
Tax on items to be reclassified to profit or loss	88.6		89.5	-0.9
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	60.8				60.8
Tax on items not to be reclassified to profit or loss	-13.4				-13.4
Total other comprehensive income Jan-Dec, 2013	-266.8		-317.2	3.0	47.4
Total comprehensive income Jan-Dec, 2013	823.3		-317.2	3.0	1,137.5
Dividend	-212.6				-212.6
Closing balance of equity December 31, 2013(2)	14,990.3	3,990.0	152.0	-16.3	10,864.6
Opening balance of equity January 1, 2014	14,990.3	3,990.0	152.0	-16.3	10,864.6
Net profit Jan-Jun, 2014	649.2				649.2
Other comprehensive income Jan-Jun, 2014 related to:
Items to be reclassified to profit or loss
Available-for-sale securities	32.8			32.8
Derivatives in cash flow hedges	357.7		357.7
Tax on items to be reclassified to profit or loss	-85.9		-78.7	-7.2
Items not to be reclassified to profit or loss
Revaluation of defined benefit plans	0.0				0.0
Tax on items not to be reclassified to profit or loss	0.0				0.0
Total other comprehensive income Jan-Jun, 2014	304.6		279.0	25.6	0.0
Total comprehensive income Jan-Jun, 2014	953.8		279.0	25.6	649.2
Dividend	-327.0				-327.0
Closing balance of equity June 30, 2014(2)	15,617.0	3,990.0	431.0	9.3	11,186.8

(1)The total number of shares is 3,990,000.

(2)The entire equity is attributable to the shareholder of the Parent Company.

Statement of Cash Flows in the Consolidated Group

Unaudited (except for Jan-Dec, 2013)

Skr mn	Jan-Jun, 2014	Jan-Jun, 2013	Jan-Dec, 2013
Operating activities
Operating profit (1)	836.1	105.0	1,408.1
Adjustments to convert operating profit to cash flow:
Provision for credit losses - net	4.0	24.2	46.5
Depreciation	21.7	17.4	35.8
Exchange rate differences	-4.6	3.6	-12.0
Unrealized changes in fair value	12.7	490.7	260.5
Other	30.8	-28.1	-57.7
Income tax paid	-150.6	-208.0	-270.6
Total adjustments to convert operating profit to cash flow	-86.0	299.8	2.5
Disbursements of loans	-27,443.4	-38,421.5	-60,237.4
Repayments of loans	28,286.2	23,869.7	41,693.2
Net change in bonds and securities held	-6,452.0	18,751.8	12,446.9
Derivatives relating to loans	48.8	169.1	148.1
Other changes — net	-307.2	209.3	631.7
Cash flow from operating activities	-5,117.5	4,983.2	-3,906.9
Investing activities
Capital expenditures	-22.2	-23.0	-35.3
Cash flow from investing activities	-22.2	-23.0	-35.3
Financing activities
Proceeds from issuance of short-term senior debt	1,745.6	9,691.7	12,837.5
Proceeds from issuance of long-term senior debt	31,162.9	44,274.5	98,238.1
Repayments of debt	-27,995.1	-31,006.8	-59,829.6
Repurchase and early redemption of own long-term debt	-4,958.6	-29,743.7	-44,841.8
Derivatives relating to debts	5,418.1	3,866.3	3,768.0
Dividend paid	-327.0	-212.6	-212.6
Cash flow from financing activities	5,045.9	-3,130.6	9,959.6
Net cash flow for the year	-93.8	1,829.6	6,017.4
Exchange rate differences on cash and cash equivalents	26.1	-2.1	-18.3
Cash and cash equivalents at beginning of the period	8,337.3	2,338.2	2,338.2
Cash and cash equivalents at end of the period (2)	8,269.6	4,165.7	8,337.3
of which cash at banks	106.9	125.7	418.2
of which cash equivalents	8,162.7	4,040.0	7,919.1

(1) Interest payments received and expenses paid
Interest payments received	2,374.3	2,646.6	4,088.6
Interest expenses paid	1,680.1	1,903.1	2,527.4

(2)Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 4.

Notes

1.              Applied accounting principles and impacts from changes in accounting principles

2.              Net results of financial transactions

3.              Impairment and past-due receivables

4.              Loans and liquidity placements

5.              Classification of financial assets and liabilities

6.              Financial assets and liabilities at fair value

7.              Derivatives

8.              S-system

9.              Segment reporting

10.       Contingent liabilities, contingent assets and commitments

11.       Capital adequacy

12.       Exposures

13.       Transactions with related parties

14.       Events after the reporting period

For information on taxes applicable to SEK, please see Note 1(k) to the Consolidated Financial Statements to our Annual Report on Form 20-F.

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed Interim report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from International Financial Reporting Interpretations Committee (IFRIC), and endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Parent Company’s accounts have been prepared in accordance with the Swedish Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL), and the recommendation RFR 2, “Accounting for Legal Entities,” issued by the Swedish Financial Reporting Board, as well as the accounting regulations of the Swedish Financial Supervisory Authority (FFFS 2008:25), which means that IFRS has been applied to the extent possible within the framework of ÅRKL. The Parent Company’s results and total assets represent more than 95 percent of the operating profit and total assets of the Consolidated Group, so the information about the Consolidated Group in these notes largely reflects the condition of the Parent Company. The Parent Company received authorization on June 12, 2014 to operate a securities business.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2013 annual financial statements except for the replacement of the financial highlights Operating profit excluding unrealized changes in fair value and After-tax return on equity excluding unrealized changes in fair value with Operating profit excluding net results of financial transactions and After-tax return on equity excluding net results of financial transactions. Additionally, the disclosure on Net results of financial transactions has been amended and the item is now explained with reference to the relevant financial categories. Disclosure on segment reporting has also been amended as management now evaluates business mainly on the basis of Operating profit excluding net results of financial transactions. Comparative figures for prior periods have been adjusted accordingly. Other new standards and amendments, including the amended IAS 39 Financial Instruments: Recognition and Measurement, Novation of Derivatives and Continuation of Hedge Accounting, IAS 32 Financial Instruments: Presentation. Offsetting Financial Assets and Financial Liabilities and IFRIC 21 Levies, have not had any material impact on SEK’s financial statements. In addition to the changes above, certain amounts reported in prior periods have been reclassified to conform to the current presentation. This Interim report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2013.

Note 2. Net results of financial transactions

Skr mn	Apr-Jun 2014		Jan-Mar 2014		Apr-Jun 2013		Jan-Jun 2014		Jan-Jun 2013		Jan-Dec 2013
Net results of financial transactions related to:

Derecognition of financial instruments not measured at fair value through profit or loss	4.7		89.0		4.8		93.7		6.0		488.6

Financial assets or liabilities at fair value through profit or loss(1)	145.8	(2)	74.4	(3)	-268.0	(3)	220.2	(2),(3)	-408.2	(3)	-95.4

Financial instruments under fair-value hedge accounting	-77.1		142.2	(3)	-76.0	(3)	65.1	(3)	-25.5	(3)	2.2

Ineffectiveness of cash flow hedges that have been reported in the profit or loss	-1.7		6.4		0.6		4.7		2.2		12.1

Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	0.2		-2.3		-13.0		-2.1		-12.4		0.9
Total net result of financial transactions	71.9		309.7		-351.6		381.6		-437.9		408.4

(1)No assets or liabilities are classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS 39.

(2)In April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court. After negotiations between the parties, the dispute was finally settled by SEK and LBF on June 26, 2014, which positively affected the result by approximately Skr 290 million.

(3)During the first quarter of 2014, SEK adopted new interest rate curves in order to take better account of market differences in the pricing of three-and six month flows. The improved methodology resulted in a positive impact on operating income. During the second quarter of 2013 a method improvement was implemented which had a negative impact on operating income.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net fair value changes that occur, mainly related to changes in credit spreads on SEK’s own debt and basis-spreads, and recognized in Net results of financial transactions, which could be significant in a single reporting period, will not affect earnings over time since the changes in market value will be zero if the instrument is held to maturity. Realized gains and losses will occur if SEK repurchases own debt or if lending is repaid early and the related hedging instrument are closed prematurely.

Note 3. Impairment and past-due receivables

Skr mn	Apr-Jun, 2014	Jan-Mar, 2014	Apr-Jun, 2013	Jan-Jun, 2014	Jan-Jun, 2013	Jan-Dec, 2013
Credit losses(1), (2), (3)	—	-20.4	-21.5	-20.4	-24.2	-68.2
Established losses	—	—	—	—	—	-2.5
Reversal of previous write-downs(1), (2), (3)	10.9	5.5	—	16.4	—	21.7

Net impairments, established losses and reversals	10.9	-14.9	-21.5	-4.0	-24.2	-49.0
Recovered credit losses	1.2	0.5	4.5	1.7	9.5	10.3
Net credit losses	12.1	-14.4	-17.0	-2.3	-14.7	-38.7
of which related to loans(4)	2.9	-13.2	-13.0	-10.3	-8.0	-32.2
of which related to liquidity placements(4)	9.2	-1.2	-4.0	8.0	-6.7	-6.5

Reserve of impairment of financial assets
Balance brought forward	-784.0	-769.2	-722.6	-769.2	-720.3	-720.3
Impaired financial assets sold/liquidated(1)	257.2	—	—	257.2	—	—

Net impairments, established losses and reversals	10.9	-14.9	-21.5	-4.0	-24.2	-49.0

Currency effects	-16.0	0.1	-14.8	-15.9	-14.4	0.1
Closing balance	-531.9	-784.0	-758.9	-531.9	-758.9	-769.2
of which related to loans(4)	-291.4	-291.8	-252.8	-291.4	-252.8	-278.1
of which related to liquidity placements(4)	-240.5	-492.2	-506.1	-240.5	-506.1	-491.1

(1)SEK has previously had two assets in the form of CDOs, which are first-priority-tranches with end-exposure to the U.S. sub-prime market. Underlying assets, concerning one of these CDOs, were liquidated during the period April-June 2014 and the final payment for the CDO has been obtained. The provision related to the CDO was dissolved. A reversal (net) of Skr 10.4 million was recorded in the six-month period in relation to these two CDOs (1H13: impairment of Skr 3.1 million). The total impairment on the remaining CDO amounted  to Skr 217.0 million (year-end 2013: Skr 469.3 million for both CDOs). The asset has a gross book value before impairment of Skr 273.8 million (year-end 2013: Skr 267.6 million).

(2)SEK has a restructured receivable amounting to Skr 132.1 million where a reversal of Skr 1.0 million was recorded during the the period January - June 2014. This reversal is included in reversal of previous write-downs.

(3)The amount for the six month period includes a provision of Skr 20.0 million related to bad debts not linked to a specific counterparty (1H13: Skr 20.0 million). The result is that the provision for bad debts not linked to a specific counterparty amounts to the total of Skr 230.0 million (year-end 2013: Skr 210.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(4)See Note 4 for definitions.

Past-due receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	June 30, 2014	December 31, 2013
Past-due receivables:
Aggregate amount of principal and interest less than, or equal to, 90 days past-due	7.0	13.2
Aggregate amount of principal and interest more than 90 days past-due(1)	3.6	2.1
Principal amount not past-due on such receivables	65.6	601.1

(1)Of the aggregate amount of principal and interest past due Skr 1.6 million (year-end 2013: Skr 0.8 million) was due for payment more than three but less than, or equal to, six months before the end of the reporting period, and Skr 1.6 million (year-end 2013: Skr 0.7 million) was due for payment more than six but less than, or equal to, nine months before the end of the reporting period.

Note 4. Loans and liquidity placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	June 30, 2014	December 31, 2013
Loans:
Loans in the form of interest-bearing securities	56,709.4	60,957.7
Loans to credit institutions	18,316.9	24,819.1
Loans to the public	133,566.4	125,552.9
Less:
Cash collateral under the security agreements for derivative contracts	-3,061.5	-6,945.8
Deposits with time to maturity exceeding three months	0.0	-2,906.5
Total loans	205,531.2	201,477.4

Liquidity placements:
Cash and cash equivalents(1)	8,269.6	8,337.3
Cash collateral under the security agreements for derivative contracts	3,061.5	6,945.8
Deposits with time to maturity exceeding three months	0.0	2,906.5
Treasuries/government bonds	4,445.0	4,594.8
Other interest-bearing securities except loans	75,572.4	64,151.1
Total liquidity placements	91,348.5	86,935.5

Total interest-bearing assets	296,879.7	288,412.9

(1)Cash and cash equivalents include, in this context, cash at banks where amounts can be immediately converted into cash and short-term deposits where the time to maturity does not exceed three months from trade date.

Note 5. Classification of financial assets and liabilities

Financial assets by accounting category

	June 30, 2014
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	8,269.6	—	—	—	—	8,269.6
Treasuries/government bonds	4,445.0	—	—	—	4,445.0	—
Other interest-bearing securities except loans	75,572.4	—	1,633.2	—	66,143.3	7,795.9
Loans in the form of interest-bearing securities	56,709.4	—	1,339.3	—	—	55,370.1
Loans to credit institutions	18,316.9	—	—	—	—	18,316.9
Loans to the public	133,566.4	—	—	—	—	133,566.4
Derivatives(5)	15,008.6	7,053.4	—	7,955.2	—	—
Total financial assets	311,888.3	7,053.4	2,972.5	7,955.2	70,588.3	223,318.9

Financial liabilities by accounting category

	June 30, 2014
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(4)	Derivatives used for hedge accounting	Other financial liabilities(3)
Borrowing from credit institutions	8,779.0	—	—	—	8,779.0
Borrowing from the public	61.0	—	—	—	61.0
Senior securities issued(6)	274,387.9	—	86,859.9	—	187,528.0
Derivatives(5)	11,578.4	7,953.8	—	3,624.6	—
Subordinated securities issued	1,696.4	—	—	—	1,696.4
Total financial liabilities	296,502.7	7,953.8	86,859.9	3,624.6	198,064.4

Financial assets by accounting category

	December 31, 2013
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables(1)
Cash and cash equivalents	8,337.3	—	—	—	—	8,337.3
Treasuries/government bonds	4,594.8	—	—	—	4,560.2	34.6
Other interest-bearing securities except loans	64,151.1	—	2,341.7	—	42,800.7	19,008.7
Loans in the form of interest-bearing securities	60,957.7	—	1,324.5	—	—	59,633.2
Loans to credit institutions	24,819.1	—	—	—	—	24,819.1
Loans to the public	125,552.9	—	—	—	—	125,552.9
Derivatives	14,227.9	5,972.9	—	8,255.0	—	—
Total financial assets	302,640.8	5,972.9	3,666.2	8,255.0	47,360.9	237,385.8

Financial liabilities by accounting category

	December 31, 2013
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading(2)	Designated upon initial recognition (FVO)(4)	Derivatives used for hedge accounting	Other financial liabilities(3)
Borrowing from credit institutions	8,256.1	—	—	—	8,256.1
Borrowing from the public	59.3	—	—	—	59.3
Senior securities issued	260,900.4	—	81,326.9	—	179,573.5
Derivatives	16,788.0	12,318.1	—	4,469.9	—
Subordinated securities issued	1,606.9	—	—	—	1,606.9
Total financial liabilities	287,610.7	12,318.1	81,326.9	4,469.9	189,495.8

(1) Of loans and receivables, 8.7 percent (year-end 2013: 8.3 percent) are subject to fair-value hedge accounting and 10.7 percent (year-end 2013: 8.4 percent) are subject to cash-flow hedge accounting; the remaining 80.6 percent (year-end 2013: 83.3 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(2)No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)Of other financial liabilities, 71.7 percent (year-end 2013: 73.5 percent) are subject to fair-value hedge accounting, the remaining 28.3 percent (year-end 2013: 26.5 percent) are not subject to hedge accounting and are therefore valued at amortized cost.

(4)Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr -403.7 million (year-end 2013: Skr -320.7 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to June 30, 2014, the credit risk component has increased by Skr 83.0 million, which increased the value of financial liabilities and affected operating profit negatively. For the period January 1 to June 30, 2013, the credit risk component had changed by Skr 198.7 million, which decreased the value of financial liabilities and affected operating profit positively.

(5)The derivatives fair value originating from credit risk amounted to Skr -6.2 million as of June 30, 2014. The change for the period January 1 to June 30, 2014, amounted to Skr 0.6 million, which had a positive effect on operating profit. The valuation is made on the counterparty level.

(6)Repayments of long-term debt amounting to approximately Skr -28.0 billion (1H13: Skr -31.0 billion) have been effectuated, during the six-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -5.0 billion (1H13: Skr -29.7 billion).

Note 6. Financial assets and liabilities at fair value

	June 30, 2014
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	8,269.6	8,269.6	0.0
Treasuries/governments bonds	4,445.0	4,445.0	0.0
Other interest-bearing securities except loans	75,572.4	75,472.6	-99.8
Loans in the form of interest-bearing securities	56,709.4	58,564.6	1,855.2
Loans to credit institutions	18,316.9	18,402.5	85.6
Loans to the public	133,566.4	135,560.7	1,994.3
Derivatives	15,008.6	15,008.6	0.0
Total financial assets	311,888.3	315,723.6	3,835.3

Borrowing from credit institutions	8,779.0	8,800.0	21.0
Borrowing from the public	61.0	61.0	0.0
Senior securities issued	274,387.9	275,973.4	1,585.5
Derivatives	11,578.4	11,578.4	0.0
Subordinated securities issued	1,696.4	1,676.4	-20.0
Total financial liabilities	296,502.7	298,089.2	1,586.5

	December 31, 2013
			Surplus value (+)
Skr mn	Book value	Fair value	/Deficit value (-)
Cash and cash equivalents	8,337.3	8,337.3	0.0
Treasuries/governments bonds	4,594.8	4,594.8	0.0
Other interest-bearing securities except loans	64,151.1	63,939.6	-211.5
Loans in the form of interest-bearing securities	60,957.7	63,163.8	2,206.1
Loans to credit institutions	24,819.1	24,891.6	72.5
Loans to the public	125,552.9	127,331.2	1,778.3
Derivatives	14,227.9	14,227.9	0.0
Total financial assets	302,640.8	306,486.2	3,845.4

Borrowing from credit institutions	8,256.1	8,277.3	21.2
Borrowing from the public	59.3	59.3	0.0
Senior securities issued	260,900.4	262,298.8	1,398.4
Derivatives	16,788.0	16,788.0	0.0
Subordinated securities issued	1,606.9	1,589.9	-17.0
Total financial liabilities	287,610.7	289,013.3	1,402.6

Determining fair value of financial instruments

The best evidence of fair value is quoted prices in an active market. The majority of SEK’s financial instruments are not publicly traded, and quoted market values are not readily available.

Fair value measurements are categorized using a fair value hierarchy. The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy that reflects the significance of inputs. The categorization of these instruments is based on the lowest level of input that is significant to the fair value measurement in its entirety.

SEK uses the following hierarchy for determining and disclosing the fair value of financial instruments based on valuation techniques:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

SEK recognizes transfers between levels of the fair value hierarchy in the beginning of the reporting period in which the change has occurred. For all classes of financial instruments (assets and liabilities), fair value is established by using internally established valuation models, externally established valuation models, and quotations furnished by external parties. If the market for a financial instrument is not active, fair value is established by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been at the measurement date in an arm’s length exchange based on normal business terms and conditions. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. Periodically, the valuation techniques are calibrated and tested for validity using prices from observable current market transactions in the same instruments or based on any available observable market data.

In calculating fair value, SEK seeks to use observable market quotes (market data), where possible, to best reflect the market’s view on prices. These market quotes are used, directly or indirectly, in quantitative models for the calculation of fair value. Examples of the indirect use of market data are:

• the derivation of discount curves from observable market data, which is interpolated to calculate the non-observable data points, and

• quantitative models, which are used to calculate the fair value of a financial instrument, where the model is calibrated so that available market data can be used to recreate observable market prices on similar instruments.

In some cases, due to low liquidity in the market, there is no access to observable market data. In these cases, SEK follows market practice by basing its valuations on:

• historically observed market data. One example is a valuation depending on the correlation between two exchange rates, where the correlation is determined by time series analysis.

• similar observable market data. One example is SEK’s valuation of the volatility of a stock option whose maturity is longer than the longest option for which observable market quotes are available. In such a case, SEK extrapolates a value based on the observable market quotes for shorter maturities.

For observable market data, SEK uses third-party information based on purchased contracts (such as that available from Reuters and Bloomberg). This type of information can be divided into two groups, with the first group consisting of directly observable prices and the second of market data calculated from the observed prices.

Examples from the first group are — for various currencies and maturities — currency rates, stock prices, share index levels, swap prices, future prices, basis spreads and bond prices. The discount curves that SEK uses, which are a cornerstone of valuation at fair value, are constructed from observable market data.

Examples from the second group are the standard forms of quotes, such as call options in the foreign exchange market quoted through volatility which is calculated by “Black-Scholes model”. Further examples from this group are — for various currencies and maturities — currency volatility, swap volatility, cap/floor volatilities, stock volatility, dividend schedules for equity and credit default swap spreads.

SEK continuously ensures the high quality of market data, and in connection with the financial reporting a thorough validation of market data is performed quarterly.

For transactions that cannot be valued based on observable market data, the use of non-observable market data is necessary. Examples of non-observable market data are discount curves created using observable market data that are extrapolated to calculate non-observable interest rates, correlations between different underlying market parameters and volatilities at long maturities. Correlations that are non-observable market data are calculated from time-series of observable market data. When extrapolated market data as interest rates are used they are calculated by setting the last observable node as a constant for longer maturities.

Fair value adjustments applied by SEK reflect additional factors that market participants take into account and that are not captured by the valuation model. Management assesses level of fair value adjustments to reflect counterparty risk, SEK’s own creditworthiness and unobservable parameters, where relevant.

The Board’s Finance Committee has delegated to SEK’s Executive Committee’s Asset and Liability Committee, to act as SEK’s decision-making body regarding methodology and policies regarding fair values, including approval of valuation models. The use of a valuation model demands a validation and thereafter an approval. The validation is conducted by Risk Control to ensure an independent control. The Asset and Liability Committee makes decisions regarding the approval of (or changes to) the valuation model.  Analysis of significant unobservable inputs, fair value adjustments and significant changes to the fair value of level-3-instruments are conducted quarterly in an assessment of the reasonableness of the valuation model.

Determination of fair value of certain types of financial instruments

Derivative instruments. Derivative instruments are carried at fair value, and fair value is calculated based upon internally established valuations, external valuation models, quotations furnished by external parties or dealers in such instruments or market quotations. When calculating fair value for derivative instruments, the impact on the fair value of the instrument related to counterparty credit risk is based on publicly quoted prices on credit default swaps of the counterparty, if such prices are available.

Issued debt instruments. When calculating the fair value of issued debt instruments, the effect on the fair value of SEK’s own credit risk is assessed based on internally established models founded on observations from different markets. The models used include both observable and non-observable parameters for valuation.

Issued debt instruments that are hybrid instruments with embedded derivatives. SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using derivatives in order to obtain effective economic hedges.  These hybrid debt instruments are classified as financial assets and financial liabilities measured at fair value through profit and loss and therefore the imbedded derivatives are not separated.

As there are no quoted market prices for these instruments, valuation models are used to calculate fair value. The gross value of these instruments and derivatives which effectively hedge each other requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumption were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of credit spreads on SEK’s own debt and basis spreads (which can be considerable), such changes in fair value would generally offset each other.

Financial assets in fair value hierarchy

	June 30, 2014
	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,445.0	—	—	4,445.0
Other interest-bearing securities except loans	1,259.3	113.4	260.5	1,633.2	2,688.5	63,454.8	—	66,143.3
Loans in the form of interest-bearing securities	843.6	495.7	—	1,339.3	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	390.4	11,426.0	3,192.2	15,008.6	—	—	—	—
Total financial assets in fair value hierarchy	2,493.3	12,035.1	3,452.7	17,981.1	7,133.5	63,454.8	—	70,588.3

Financial liabilities in fair value hierarchy

	June 30, 2014
	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	29,215.3	57,644.6	86,859.9
Derivatives	50.0	9,077.5	2,450.9	11,578.4
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	50.0	38,292.8	60,095.5	98,438.3

During the period January to June 2014 no assets or liabilities were transferred from level 1 to level 2. Transfers to Level 3 of both assets and liabilities totaled Skr 7.6 million due to review of underlying valuation parameters.

Financial assets in fair value hierarchy

	December 31, 2013
	Financial assets at fair value through profit or loss or through other comprehensive income				Available-for-Sale
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	—	—	—	—	—	—	—	—
Treasuries/governments bonds	—	—	—	—	4,560.2	—	—	4,560.2
Other interest-bearing securities except loans	1,923.7	156.2	261.8	2,341.7	5,318.3	37,482.4	—	42,800.7
Loans in the form of interest-bearing securities	832.9	491.6	—	1,324.5	—	—	—	—
Loans to credit institutions	—	—	—	—	—	—	—	—
Loans to the public	—	—	—	—	—	—	—	—
Derivatives	—	10,597.2	3,630.7	14,227.9	—	—	—	—
Total financial assets in fair value hierarchy	2,756.6	11,245.0	3,892.5	17,894.1	9,878.5	37,482.4	—	47,360.9

Financial liabilities in fair value hierarchy

	December 31, 2013
	Financial liabilities at fair value through profit or loss or through other comprehensive income
Skr mn	Level 1	Level 2	Level 3	Total
Borrowing from credit institutions	—	—	—	—
Borrowing from the public	—	—	—	—
Senior securities issued	—	25,934.2	55,392.7	81,326.9
Derivatives	52.9	13,227.3	3,507.8	16,788.0
Subordinated securities issued	—	—	—	—
Total financial liabilities in fair value hierarchy	52.9	39,161.5	58,900.5	98,114.9

During January-December 2013, no financial assets or liabilities at fair value have been moved from level 1 to level 2. Certain interest -bearing securities have been moved from level 2 to level 1 with the amount of Skr 1,748.9 million due to a review of the classification in connection to the implementation of IFRS 13.

Financial assets at fair value in level 3

	June 30, 2014
Skr mn	January 1, 2014	Purchases	Settlements & sales	Transfers to level 3	Transfers from level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	June 30, 2014	Unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	261.8	—	—	—	—	-1.3	—	260.5	-1.4
Loans in the form of interest-bearing securities	—	—	—	—	—	—	—	—	—
Derivatives	3,630.7	233.7	-896.5	0.1	—	224.2	—	3,192.2	289.6
Total financial assets at fair value in level 3	3,892.5	233.7	-896.5	0.1	—	222.9	—	3,452.7	288.2

Financial liabilities at fair value in level 3

	June 30, 2014
Skr mn	January 1, 2014	Issues	Settlements & buy- backs	Transfers to level 3	Transfers from level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	June 30, 2014	Unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	55,392.7	7,135.0	-9,825.5	7.1	—	4,935.3	—	57,644.6	705.3
Derivatives	3,507.8	442.3	-193.6	0.4	—	-1,306.0	—	2,450.9	-112.1
Total financial liabilities at fair value in level 3	58,900.5	7,577.3	-10,019.1	7.5	—	3,629.3	—	60,095.5	593.2

Financial assets at fair value in level 3

	December 31, 2013
Skr mn	January 1, 2013	Purchases	Settlements & sales	Transfers to level 3(2)	Transfers from level 3	Gains (+) and losses (-) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (+) and losses (-) through profit or loss(1)
Other interest-bearing securities except loans	520.6	—	-41.2	—	-191.1	-26.5	—	261.8	-3.5
Loans in the form of interest-bearing securities	506.3	—	-504.6	—	—	-1.7	—	0.0	—
Derivatives	9,004.8	—	-2,870.4	300.5	-808.7	-1,995.5	—	3,630.7	-3,067.0
Total financial assets at fair value in level 3	10,031.7	—	-3,416.2	300.5	-999.8	-2,023.7	—	3,892.5	-3,070.5

Financial liabilities at fair value in level 3

	December 31, 2013
Skr mn	January 1, 2013	Issues	Settlements & buy- backs	Transfers to level 3(2)	Transfers from level 3	Gains (-) and losses (+) through profit or loss(1)	Gains and losses in comprehensive income	December 31, 2013	Unrealized gains (-) and losses (+) through profit or loss(1)
Senior securities issued	89,207.5	6,724.1	-46,426.1	11,753.3	-7,913.4	2,047.3	—	55,392.7	4,502.3
Derivatives	5,112.5	654.9	-1,114.8	989.8	-75.5	-2,059.1	—	3,507.8	-2,027.3
Total financial liabilities at fair value in level 3	94,320.0	7,379.0	-47,540.9	12,743.1	-7,988.9	-11.8	—	58,900.5	2,475.0

(1) Gains and losses through profit or loss is reported as Net results of financial transactions. The unrealized fair value changes for assets and liabilities held as of June 30, 2014 amount to Skr -0.3 billion (year-end 2013: Skr 0.6 billion) and are reported as Net results of financial transactions.

(2)The transfers both to level 3 from level 2 and from level 3 to level 2 during the period January to December 2013 is due to a review of the classification in connection with the implementation of IFRS 13.

Uncertainty of valuation of level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of level-3- instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of level-3- instruments using other established parameter values. Option models are used to value the instruments in level 3.  For level-3-instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made by an interest rate shift of +/- 10 basis points. For the level-3-instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The base for this sensitivity analysis is therefore revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is singled out. The analysis shows the impact of the non-observable market data on the market value.  In addition to this, the market value of observable market data will be affected.

The result is consistent with SEK’s business model where debt securities connected with embedded derivatives are hedged by using the derivative. This means that an increase or decrease in the value of the hybrid instrument is offset by an equally large increase or decrease of the embedded derivative, as the underlying reference in the bond is also a part of the derivative.

Significant unobservable inputs

Skr mn	Fair values at June 30, 2014	Range of estimates for unobservable input(1)
Type of financial instrument
Assets
Other interest-bearing securities except loans	260.5
Derivatives	3,192.2	FX	0.94 - (0.65)
Liabilities		Equity	0.93 - (0.46)
Senior securities issued	57,644.6	Other	0.88 - (0.06)
Derivatives	2,450.9

(1)Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the bond and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and -0.1. The correlation is expressed as a value between 1 and -1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to -1. The table below presents the scenario analysis of the effect on level 3 instruments, with maximum positive and negative changes.

Sensitivity analysis - level 3 assets and liabilities

	June 30, 2014
	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Total		FX		Equity		Interest rate		Other
Assets
Other interest-bearing securities except loans	—	—	—	—	—	—	—	—	—	—
Derivatives	-59.4	59.0	56.4	-52.4	-1.1	1.3	-118.7	113.9	4.0	-3.7
Total change in fair value of level 3 assets	-59.4	59.0	56.4	-52.4	-1.1	1.3	-118.7	113.9	4.0	-3.7

Liabilities
Senior securities issued	96.7	-86.4	-159.1	152.6	1.7	-1.6	258.1	-242.1	-4.0	4.7
Derivatives	-42.7	47.2	99.0	-93.6	-1.6	1.6	-140.8	139.2	0.7	0.0
Total change in fair value of level 3 liabilities	54.0	-39.2	-60.1	59.0	0.1	0.0	117.3	-102.9	-3.3	4.7
Total effect on profit or loss	-5.4	19.8	-3.7	6.6	-1.0	1.3	-1.4	11.0	0.7	1.0

Sensitivity analysis - level 3 assets and liabilities

	December 31, 2013
	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value	Scenario with maximum market value	Scenario with minimum market value
Skr mn	Total		FX		Equity		Interest rate		Other
Assets
Other interest-bearing securities except loans	—	—	—	—	—	—	—	—	—	—
Derivatives	-10.0	9.1	44.8	-41.1	-2.9	2.7	-54.6	50.8	2.7	-3.2
Total change in fair value of level 3 assets	-10.0	9.1	44.8	-41.1	-2.9	2.7	-54.6	50.8	2.7	-3.2

Liabilities
Senior securities issued	105.6	-118.7	-156.8	144.7	4.1	-4.0	262.2	-263.2	-3.9	3.8
Derivatives	-103.0	108.0	105.5	-101.4	-1.6	1.2	-207.3	208.7	0.4	-0.5
Total change in fair value of level 3 liabilities	2.6	-10.7	-51.3	43.3	2.5	-2.8	54.9	-54.5	-3.5	3.3
Total effect on profit or loss	-7.4	-1.6	-6.5	2.2	-0.4	-0.1	0.3	-3.7	-0.8	0.1

Note 7. Derivatives

Derivatives by categories

	June 30, 2014			December 31, 2013
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,838.8	5,227.2	210,950.5	3,030.0	8,289.0	209,375.7
Currency-related contracts	9,428.3	5,586.9	191,141.1	8,971.8	7,424.7	172,711.6
Equity-related contracts	1,577.6	674.1	20,497.8	2,159.9	898.8	21,195.6
Contracts related to commodities, credit risk, etc.	163.9	90.2	18,902.3	66.2	175.5	4,572.6
Total derivatives	15,008.6	11,578.4	441,491.7	14,227.9	16,788.0	407,855.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses derivatives (primarily) to hedge risk exposure inherent in financial assets and liabilities. Derivatives are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

The nominal amounts and fair values of derivative instruments do not reflect real exposures. SEK has entered into a collateral agreement with their counterparty, and the threshold amount under the collateral agreements represent real exposure.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of  June 30, 2014, the total nominal amount of financial guarantees documented as derivatives and classified as financial guarantees was Skr 5,728.1 million (year-end 2013: Skr 7,873.0 million).

The majority of SEK’s derivative contracts are what are known as OTC (over the counter) derivatives, i.e. derivative contracts that are not transacted on a regulated market, for example through a clearinghouse (CCP). SEK’s derivative transactions that are not transacted on a regulated market are entered into under ISDA Master Netting Agreements. In general, under such agreements the amounts owed by each counterparty that are due on a single day in respect of all transactions outstanding in the same currency under the agreement are aggregated into a single net amount payable by one party to the other. In certain circumstances, for example when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is due or payable in settlement of all transactions. SEK endeavors to only enter into derivatives transactions with counterparties in jurisdictions where such netting is enforceable when such events occur.

The above ISDA arrangements do not meet the criteria for offsetting in the statement of financial position. This is because such agreements create a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of SEK or the counterparties. In addition, SEK and its counterparties do not intend to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

The ISDA Master Netting Agreements are complemented by supplementary agreements providing for the collateralization of counterparty exposure. SEK receives and accepts collateral in the form of cash and, to a limited extent, government bonds. Such collateral is subject to the standard industry terms of the ISDA Credit Support Annex.

The disclosures set out in the tables below include financial assets and financial liabilities that are subject to an enforceable master netting arrangement or similar agreement that cover similar financial instruments. SEK only enters into derivative transactions that are subject to enforceable master netting agreements or similar agreements. SEK has no financial assets or liabilities that are offset in the statement of financial position.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

	June 30, 2014	December 31, 2013
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial assets	15,008.6	14,227.9
Amounts offset in the statement of financial position	—	—
Net amounts of financial assets presented in the statement of finacial position	15,008.6	14,227.9
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-7,599.3	-8,403.8
Cash collateral received	-7,034.3	-5,191.0
Net amount	375.0	633.1

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	June 30, 2014	December 31, 2013
Skr mn	Derivatives	Derivatives
Gross amounts of recognized financial liabilities	11,578.4	16,788.0
Amounts offset in the statement of financial position	—	—
Net amounts of financial liabilities presented in the statement of finacial position	11,578.4	16,788.0
Amounts subject to an enforceable master netting arrangement or similar agreement not offset in the statement of financial position related to:
Financial instruments	-7,599.3	-8,403.8
Cash collateral paid	-2,080.0	-5,372.4
Net amount	1,899.1	3,011.8

Note 8. S-system

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in the owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2013.

The remuneration from the S-system to SEK in accordance with the owner’s instruction is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

Statement of Comprehensive Income for the S-system

Skr mn	Apr-Jun, 2014	Jan-Mar, 2014	Apr-Jun, 2013	Jan-Jun, 2014	Jan-Jun, 2013	Jan-Dec, 2013
Interest revenues	248.8	287.7	272.8	536.5	540.2	1,118.7
Interest expenses	-215.0	-234.0	-220.3	-449.0	-435.1	-902.9
Net interest revenues	33.8	53.7	52.5	87.5	105.1	215.8
Interest compensation	1.0	9.2	8.9	10.2	8.9	95.4
Remuneration to SEK(1)	-28.9	-27.2	-26.4	-56.1	-51.2	-105.3
Foreign exchange effects	-0.2	-0.2	-0.5	-0.4	-0.8	3.0
Reimbursement to (-) / from (+) the State	-5.7	-35.5	-34.5	-41.2	-62.0	-208.9
Operating profit	0.0	0.0	0.0	0.0	0.0	0.0

(1)The remuneration from the S-system to SEK is shown as a part of interest revenues in the statement of comprehensive income for SEK.

Statement of Financial Position for the S-system (included in SEK’s statement of financial position)

Skr mn	June 30, 2014	December 31, 2013

Cash and cash equivalents	11.9	230.7
Loans	45,060.3	43,247.9
Derivatives	69.9	119.3
Other assets	1,151.6	1,003.3
Prepaid expenses and accrued revenues	260.5	247.3
Total assets	46,554.2	44,848.5

Liabilities	45,101.9	43,454.6
Derivatives	1,129.6	1,065.1
Accrued expenses and prepaid revenues	322.7	328.8
Equity	—	—
Total liabilities and equity	46,554.2	44,848.5

Commitments
Committed undisbursed loans	9,368.4	8,536.6
Binding offers	30,231.5	31,002.5

Results under the S-system by type of loan CIRR loans (Commercial Interest Reference Rate)

Skr mn	Apr-Jun, 2014	Jan-Mar, 2014	Apr-Jun, 2013	Jan-Jun, 2014	Jan-Jun, 2013	Jan-Dec, 2013
Net interest revenues	44.7	64.2	63.8	108.9	127.1	259.2
Interest compensation	1.0	9.2	8.9	10.2	8.9	95.4
Remuneration to SEK	-28.4	-26.6	-25.8	-55.0	-50.1	-103.2
Foreign exchange effects	-0.2	-0.2	-0.5	-0.4	-0.8	3.0
Results under the S-system by CIRR loans	17.1	46.6	46.4	63.7	85.1	254.4

Results under the S-system by type of loan Concessionary loans

Skr mn	Apr-Jun, 2014	Jan-Mar, 2014	Apr-Jun, 2013	Jan-Jun, 2014	Jan-Jun, 2013	Jan-Dec, 2013
Net interest revenues	-10.9	-10.5	-11.3	-21.4	-22.0	-43.4
Interest compensation	—	—	—	—	—	—
Remuneration to SEK	-0.5	-0.6	-0.6	-1.1	-1.1	-2.1
Foreign exchange effects	—	—	—	—	—	—
Results under the S-system by Concessionary loans	-11.4	-11.1	-11.9	-22.5	-23.1	-45.5
Total comprehensive income in the S-system which represents remuneration to the State	5.7	35.5	34.5	41.2	62.0	208.9

Note 9. Segment reporting

In accordance with IFRS 8, SEK has the following two segments: corporate lending and end customer finance. Corporate lending concerns financing that SEK arranges directly to, or for the benefit of, Swedish export companies. End customer finance refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding net results of financial transactions. The performance measure used has been changed as of January 1, 2014, and comparative figures for 2013 are now presented on the basis of the new measurement. Evaluation of the segments’ profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated with an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Apr-Jun, 2014
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	250.1	114.8	—	364.9
Other operating income	—	—	—	—
Operating expenses	-52.4	-78.2	—	-130.6
Net credit losses	4.2	7.9	—	12.1
Operating profit excluding net results of financial transactions	201.9	44.5	—	246.4
Net results of financial transactions	—	—	71.9	71.9
Operating profit	201.9	44.5	71.9	318.3

Consolidated Statement of Comprehensive Income

	Jan-Mar 2014
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	246.0	105.3	—	351.3
Other operating income	—	—	—	—
Operating expenses	-49.2	-79.6	—	-128.8
Net credit losses	-8.3	-6.1	—	-14.4
Operating profit excluding net results of financial transactions	188.5	19.6	—	208.1
Net results of financial transactions	—	—	309.7	309.7
Operating profit	188.5	19.6	309.7	517.8

Consolidated Statement of Comprehensive Income

	Apr-Jun, 2013
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	243.9	140.8	—	384.7
Other operating income	—	—	—	—
Operating expenses	-45.7	-77.7	—	-123.4
Net credit losses	-10.6	-6.4	—	-17.0
Operating profit excluding net results of financial transactions	187.6	56.7	—	244.3
Net results of financial transactions	—	—	-351.6	-351.6
Operating profit	187.6	56.7	-351.6	-107.3

Consolidated Statement of Comprehensive Income

	Jan-Jun 2014
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	496.1	220.1	—	716.2
Other operating income	—	—	—	—
Operating expenses	-101.6	-157.8	—	-259.4
Net credit losses	-4.1	1.8	—	-2.3
Operating profit excluding net results of financial transactions	390.4	64.1	—	454.5
Net results of financial transactions	—	—	381.6	381.6
Operating profit	390.4	64.1	381.6	836.1

Consolidated Statement of Comprehensive Income

	Jan-Jun, 2013
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	506.6	304.4	—	811.0
Other operating income	—	—	—	—
Operating expenses	-93.3	-160.1	—	-253.4
Net credit losses	-7.8	-6.9	—	-14.7
Operating profit excluding net results of financial transactions	405.5	137.4	—	542.9
Net results of financial transactions	—	—	-437.9	-437.9
Operating profit	405.5	137.4	-437.9	105.0

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2013
Skr mn	Corporate lending	End- customer finance	Reconciliation with the Consolidated Statement of Comprehensive Income	Total
Net interest revenues and net commissions	964.9	584.8	—	1,549.7
Other operating income	—	—	—	—
Operating expenses	-197.4	-313.9	—	-511.3
Net credit losses	-2.6	-36.1	—	-38.7
Operating profit excluding net results of financial transactions	764.9	234.8	—	999.7
Net results of financial transactions	—	—	408.4	408.4
Operating profit	764.9	234.8	408.4	1,408.1

Interest-bearing assets and Committed undisbursed loans

	June 30, 2014			December 31, 2013
Skr bn	Corporate lending	End-customer finance	Sum of segments	Corporate lending	End-customer finance	Sum of segments
Interest-bearing assets	124.1	168.2	292.3	121.6	158.5	280.1
Committed undisbursed loans	1.2	17.2	18.4	2.0	18.5	20.5

Reconciliation between sum of segments and Total assets in the Consolidated Statement of Financial Position

Skr bn	June 30, 2014	December 31, 2013
Sum of segments	292.3	280.1
Cash and cash equivalents	8.3	8.3
Derivatives	15.0	14.2
Property, plant, equipment and intangible assets	0.2	0.2
Other assets	1.2	1.0
Prepaid expenses and accrued revenues	2.4	2.7
Other(1)	-3.8	0.1
Total assets	315.6	306.6

(1)The line item consists mainly of unrealized changes in fair value.

Note 10. Contingent liabilities, contingent assets and commitments

Lehman Brothers Finance AG

On April 2012, the Swiss company Lehman Brothers Finance AG (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (“LBF”) filed a lawsuit against SEK with the Stockholm District Court.

After negotiations between the parties, the dispute was finally settled by SEK and LBF on June 26, 2014, which affected the result positively by approximately Skr 290 million. As a result of the settlement, some additional, non-material distributions from other entities within the former Lehman Brothers group may be received in the future.

Note 11. Capital adequacy

The total capital ratio of SEK as a consolidated financial entity, calculated according to CRR(1) which came into force on January 1, 2014, was 19.1 percent as of June 30, 2014 (year-end 2013: 21.8 percent) without taking into account the effects of currently applicable transitional rules (see below). As of June 30, 2014, recalculating the total capital ratio of SEK as a consolidated financial entity to take into account the effects of the transitional rules does not require an increase in the capital requirement as of June 30, 2014. As a result of regulatory changes introduced by CRR, the risk weighted amount for financial institutions has increased. In addition, credit valuation adjustment risk need to be calculated for all OTC derivative contracts in accordance with CRR. The comparative figures as of  December 31, 2013 set forth below are presented according to Basel II, Pillar 1, which was the relevant standard at the time.

For further information on capital adequacy, risks, Basel II, and CRR see the section “Risk and capital management” in SEK’s Annual Report for 2013 and its Annual Report on Form 20-F.

(1)Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (CRR)

Own funds

Skr mn	June 30, 2014	December 31, 2013
Common Equity Tier 1 capital	14,816	14,640
Additional Tier-1	—	—
Total Tier-1 capital	14,816	14,640
Tier-2 capital	1,766	1,692
Total own funds(1)	16,582	16,332

(1)Total own funds, including expected loss surplus/deficits in accordance with the IRB approach.

Own funds - Adjusting items

Skr mn	June 30, 2014	December 31, 2013
Equity	3,990	3,990
Retained earnings	11,187	10,864
Other reserves	440	136
Total equity in accordance with consolidated statement of financial position	15,617	14,990
Expected dividend	-195	-327
Other deduction	-3	1
Intangible assets	-120	-119
Securitised assets	-228	—
100% of deficits in accordance with IRB-calculation	—	—
Adjustments available-for-sale securities	-72	16
Adjustment own credit spread	315	250
Adjustments cash-flow hedges	-410	-152
Adjustments due to prudent valuation(1)	-88	-19
Total Common Equity Tier 1 capital	14,816	14,640
Tier-1 eligible subordinated debt	—	—
Total Tier-1 capital	14,816	14,640
Tier-2-eligible subordinated debt	1,685	1,627
Deduction from Tier-2 capital	n.a.	n.a.
100 % of surplus in accordance with IRB-calculation	81	65
Total Tier-2 capital	1,766	1,692
Total Own funds	16,582	16,332

(1) The method for calculating the adjustments due to prudent valuation has changed and the calculation, as of June 30, 2014, is in accordance with the CRR and EBA Regulatory Technical Standards on prudent valuation (EBA/RTS/2014/06).

Impact on own funds from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust own funds, by a reduction or addition, as the case might be. As of June 30, 2014 the addition to own funds amounted to Skr 81 million (year-end 2013: Skr 65 million).

Capital requirements in accordance with Pillar 1

	June 30, 2014			December 31, 2013
Skr mn	EAD(2)	Risk exposure amount	Required capital	EAD	Risk exposure amount	Required capital
Credit risk standardized method
Central governments	145,673	812	65	14,842	759	61
Government export credit agencies(1)	—	—	—	135,531	257	21
Regional governments	26,904	—	—	19,816	—	—
Multilateral development banks	468	—	—	723	—	—
Household exposures	—	—	—	1	1	0
Corporates	578	578	46	628	628	50
Total credit risk standardized method	173,623	1,390	111	171,541	1,645	132
Credit risk IRB method
Financial institutions (3), (4)	72,600	25,687	2,055	67,352	17,305	1,384
Corporates	75,727	45,981	3,678	71,227	42,054	3,364
Securitization positions	6,928	4,820	386	7,804	8,744	700
Without counterparty	151	151	12	150	150	12
Total credit risk IRB method	155,406	76,639	6,131	146,533	68,253	5,460
Credit valudation adjustment risk(5)	n.a.	3,820	306	n.a.	n.a.	n.a.
Foreign exchange risk	n.a.	1,152	92	n.a.	1,404	112
Commodities risk	n.a.	26	2	n.a.	67	5
Operational risk	n.a.	3,660	293	n.a.	3,660	293
Total	329,029	86,687	6,935	318,074	75,029	6,002

Adjustment according to transitional rules(6)	n.a.	—	—	n.a.	—	—
Total incl. transitional rules	329,029	86,687	6,935	318,074	75,029	6,002

Total Basel I	n.a.	96,894	7,751	n.a.	90,629	7,250

(1)In accordance with CRR, SEK treats exposures to Government export credit agencies as exposures to central government.

(2)EAD shows the size of the outstanding exposure at default.

(3)Of which counterparty risk in derivatives: Exposure at default (“EAD”) Skr 7,161 million (year-end 2013: Skr 5,656 million), Risk exposure amount of Skr 3,511 million (year-end 2013: Skr 2,098 million) and Required capital of Skr 281 million (year-end 2013: Skr 168 million).

(4)The risk weighted amount for financial institutions has increased due to an increase by 25 percent of the correlation in the formula for calculating the risk weighted amount, for all exposures to large financial sector entities and non-regulated financial institutions, all in accordance with CRR.

(5)In accordance with CRR, credit valuation adjustment risk needs to be calculated for all OTC derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty.

(6)The item “Adjustment according to transitional rules” is calculated in accordance with CRR.

Credit risks

For risk classification and quantification of credit risk, SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015 from having to use this approach for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, where the Scenario approach(1) is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the Simplified approach under the standardized approach. The Scenario approach is used for calculating the gamma and volatility risks.

Operational risks

Applicable regulations provide opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

CRR states that the previously applicable transition rules, i.e. the Basel I floor, will continue to apply until 2017. According to the transitional rules the capital requirement should be calculated in parallel on the basis of the Basel I rules. To the extent that the Basel-I-based capital requirement, reduced to 80 percent, exceeds the capital requirement based on CRR, the capital requirement under the abovementioned Basel I-based rules should constituted the minimum capital requirement. Taking into account the effects of these transitional rules does not require an increase in the capital requirement as of  June 30, 2014.

(1)In accordance with EBA FINAL draft Regulatory Technical Standards on non-delta risk of options in the standardized market risk approach under Articles 329(3), 352(6) and 358(4) of Regulation (EU) No 575/2013 (Capital Requirements Regulation -CRR).

Capital adequacy analysis (Pillar 1)

	June 30, 2014		December 31, 2013
	CRR	CRR, incl. transitional rules	Basel II	Basel II, incl. transitional rules
Common Equity Tier 1 capital ratio	17.1%	17.1%	19.5%	19.5%
Tier-1 capital ratio	17.1%	17.1%	19.5%	19.5%
Total capital ratio	19.1%	19.1%	21.8%	21.8%
Capital adequacy quota (total capital base/total required capital)	2.39	2.39	2.72	2.72

Note 12. Exposures

Net exposures

Amounts expressing gross exposures are shown without considering guarantees and credit derivatives (CDSs) while net exposures, according to CRR as of June 30, 2014 and  Basel II as of December 31, 2013, are reported after taking guarantees and credit derivatives into consideration. The amounts are nominal values, in accordance with the internal risk monitoring.

Total net exposures

Skr bn	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Classified by type of	June 30, 2014		December 31, 2013		June 30, 2014		December 31, 2013		June 30, 2014		December 31, 2013
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	168.5	47.6	14.9	4.3	119.7	40.5	14.7	5.1	48.8	83.2	0.2	0.3
Government export credit agencies(1)	—	—	160.0	46.5	—	—	107.1	37.9	—	—	52.9	86.4
Regional governments	26.9	7.6	19.8	5.8	26.9	9.1	19.8	7.0	—	—	—	—
Multilateral development banks	0.5	0.1	0.8	0.2	0.5	0.2	0.6	0.2	—	—	0.2	0.3
Financial institutions	72.7	20.6	67.5	19.6	64.7	21.9	61.1	21.6	8.0	12.9	6.4	10.5
Corporates	78.2	22.1	73.3	21.3	77.0	26.0	71.8	25.4	1.2	3.9	1.5	2.5
Securitization positions	6.9	2.0	7.8	2.3	6.9	2.3	7.8	2.8	—	—	—	—
Total	353.7	100.0	344.1	100.0	295.7	100.0	282.9	100.0	58.0	100.0	61.2	100.0

(1) In accordance with CRR, SEK treats exposures to Government export credit agencies as exposures to central government.

Net exposure by region and exposure class, as of June 30, 2014

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	1.1	—	4.6	—	—	136.4	23.8	2.6	168.5
Government export credit agencies	—	—	—	—	—	—	—	—	—	—
Regional governments	—	—	—	—	—	—	25.0	1.9	—	26.9
Multilateral development banks	—	—	—	—	—	—	—	0.5	—	0.5
Financial institutions	0.7	1.1	2.5	10.0	5.5	1.7	11.5	39.3	0.4	72.7
Corporates	0.7	1.3	1.1	3.9	0.1	2.2	53.1	15.4	0.4	78.2
Securitization positions	—	—	—	1.3	1.5	—	—	4.1	—	6.9
Total	1.4	3.5	3.6	19.8	7.1	3.9	226.0	85.0	3.4	353.7

Net exposure by region and exposure class, as of December 31, 2013

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- East European countries	Total
Central governments	—	—	—	—	—	—	8.6	3.8	2.5	14.9
Government export credit agencies	—	0.8	—	4.5	—	—	136.6	18.1	—	160.0
Regional governments	—	—	—	—	—	—	17.0	2.8	—	19.8
Multilateral development banks	—	—	—	—	—	—	—	0.8	—	0.8
Financial institutions	1.3	0.9	3.0	5.5	3.8	0.2	14.5	37.9	0.4	67.5
Corporates	1.3	1.5	1.8	3.7	0.1	3.9	47.0	13.6	0.4	73.3
Securitization positions	—	—	—	1.8	1.7	—	—	4.3	—	7.8
Total	2.6	3.2	4.8	15.5	5.6	4.1	223.7	81.3	3.3	344.1

Net exposure European countries, excluding Sweden

Skr bn	June 30, 2014	December 31, 2013
France	17.7	16.2
United Kingdom	14.1	13.2
Finland	10.8	8.9
The Netherlands	8.9	8.9
Germany	8.9	8.6
Denmark	7.3	7.5
Norway	4.8	5.9
Ireland	2.9	2.9
Poland	2.6	2.5
Spain	2.5	2.2
Luxembourg	2.4	2.5
Switzerland	1.6	1.7
Austria	1.3	0.9
Iceland	0.7	0.7
Italy	0.5	0.5
Portugal	0.4	0.4
Belgium	0.2	0.3
Greece	—	—
Other countries	0.8	0.8
Total	88.4	84.6

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 6.3 billion at June 30, 2014 (year-end 2013: Skr 6.0 billion). SEK does not have any net exposures to counterparties in Greece and Ukraine.

Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of June 30, 2014 (year-end 2013: Skr 0.1 billion). Gross exposures to counterparties in Ukraine amounted to Skr 0.1 billion as of June 30, 2014 (year-end 2013: Skr 0.1 billion). The gross exposures are guaranteed in full by counterparties in countries other than Greece and Ukraine.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current creditworthiness. Ratings in the table as of June 30, 2014 are stated as the second lowest of the credit ratings from Standard & Poor’s, Moody’s and Fitch. When only two credit ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been credit rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Net exposures

	June 30 2014
Skr mn Exposure(1)	Australia	Germany	Ireland	Netherlands	Portugal	Spain	United Kingdom	United States	Total
RMBS(2)	1,534	—	828	236	302	729	424	—	4,053
Auto Loans	—	—	—	—	—	—	—	—	—
CMBS(2)	—	—	—	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	2	—	—	2
CDO(2)	—	—	—	—	—	—	—	57	57
CLO(2)	—	—	1,503	—	—	80	—	1,014	2,597
Total	1,534	—	2,331	236	302	811	424	1,071	6,709
... of which rated
‘AAA’	1,482	—	1,503	236	—	—	—	1,014	4,235
‘AA+’	—	—	—	—	—	—	5	—	5
‘AA’	—	—	—	—	—	—	238	—	238
‘AA-’	—	—	—	—	—	2	181	—	183
‘A+’	42	—	—	—	—	19	—	—	61
‘A’	—	—	—	—	—	—	—	—	—
‘A-’	—	—	—	—	6	61	—	—	67
‘BBB+’	10	—	—	—	—	163	—	—	173
‘BBB’	—	—	—	—	—	140	—	—	140
‘BBB-’	—	—	405	—	296	32	—	—	733
‘BB’	—	—	251	—	—	394	—	—	645
‘B+’	—	—	172	—	—	—	—	—	172
... of which CDO rated ‘CCC’(3)	—	—	—	—	—	—	—	57	57
Total	1,534	—	2,331	236	302	811	424	1,071	6,709

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS = Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)This asset consists of one CDO (first-priority tranche) with end-exposure to the U.S market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the asset and has recorded related impairment. The impairment amounted to Skr 217 million in total as of June 30, 2014, which means that the total net exposure before impairment related to asset-backed securities held amounted to Skr 274 million.

Net exposures

	December 31 2013
Skr mn Exposure(1)	Australia	Germany	Ireland	Netherlands	Portugal	Spain	United Kingdom	United States	Total
RMBS(2)	1,713	—	818	329	305	756	487	—	4,408
Auto Loans	—	—	—	—	—	5	—	—	5
CMBS(2)	—	66	—	—	—	—	—	—	66
Consumer loans	—	—	—	—	—	8	—	—	8
CDO(2)	—	—	—	—	—	—	—	114	114
CLO(2)	—	—	1,461	—	—	93	4	1,180	2,738
Total	1,713	66	2,279	329	305	862	491	1,294	7,339
... of which rated
‘AAA’	1,655	—	1,461	329	—	—	353	1,180	4,978
‘AA+’	—	—	—	—	—	—	—	—	—
‘AA’	—	66	—	—	—	—	134	—	200
‘AA-’	—	—	—	—	—	13	—	—	13
‘A+’	47	—	—	—	—	22	—	—	69
‘A’	—	—	—	—	—	—	4	—	4
‘A-’	—	—	—	—	6	71	—	—	77
‘BBB+’	11	—	—	—	—	175	—	—	186
‘BBB’	—	—	—	—	—	145	—	—	145
‘BBB-’	—	—	393	—	299	33	—	—	725
‘BB’	—	—	252	—	—	403	—	—	655
‘B+’	—	—	173	—	—	—	—	—	173
... of which CDO rated ‘CCC’(3)	—	—	—	—	—	—	—	114	114
Total	1,713	66	2,279	329	305	862	491	1,294	7,339

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2)RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 469 million in total as of December 31, 2013, which means that the total net exposure before impairments related to asset-backed securities held amounted to Skr 583 million.

Note 13. Transactions with related parties

Transactions with related parties are described in Note 29 in SEK’s Annual Report for 2013. No material changes have taken place in relation to transactions with related parties compared to the descriptions in the Annual Report for 2013.

Note 14. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

The Board of Directors and the President confirm that this Interim report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, July18, 2014

AKTIEBOLAGET SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Jan Belfrage
Chairman of the Board	Director of the Board	Director of the Board

Lotta Mellström	Ulla Nilsson
Director of the Board	Director of the Board

Jan Roxendal	Eva Walder
Director of the Board	Director of the Board

Catrin Fransson

President

SEK has established the following expected dates for publishing of financial information and other related matters:

October 23, 2014	Interim Report for the period January 1, 2014 — September 30, 2014

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 18, 2014 11:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2013, is available at www.sek.se.